

January 26, 2024

James Crotty
Chief Executive Officer
Bancorp 34, Inc.
8777 E. Hartford Drive, Suite 100
Scottsdale, Arizona 85255

      **Re: Bancorp 34, Inc.**
          **Post-Effective Amendment to Form S-4**
          **Filed January 5, 2024**
          **File No. 333-273901**

Dear James Crotty:

We have reviewed your post-effective amendment and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Form S-4

Lending and Interest Rate Risks, page 43

1.    Consistent with your disclosure on page 179, please add a new risk factor or update an existing risk factor to discuss that you experienced a deterioration of a large out of market commercial real estate credit, that management engaged an external party to complete a loan review of your out of market collateral portfolio, that management conducted a review of the largest out of market credits as well as those credit's property appraisals, and that you plan to limit out of market lending moving forward. Also, discuss the possibility that you may experience material deteriorations with other existing commercial real estate loans.

General

2.    We note the disclosure that you will file a registration statement registering the additional shares for the increase in the exchange ratio. Please advise us on the timing of the other registration statement in relation to the timing of the merger and explain if that share

James Crotty
Bancorp 34, Inc.
January 26, 2024
Page 2

issuance will be an exchange offer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance